                                                                      Exhibit 2

                       Votorantim Celulose e Papel S.A.

                 condensed consolidated interim balance sheet
--------------------------------------------------------------------------------

  Expressed in millions of United States                March 31, December 31,
  dollars, except number of shares               2002 (unaudited)         2001
  ----------------------------------------------------------------------------

  Assets
  Current assets
    Cash and cash equivalents...................        171            172
    Held-to-maturity investments................         87             87
    Trade accounts receivable, net..............        166            171
    Inventories.................................         64             60
    Deferred income tax.........................          3              3
    Other.......................................         16             15
                                                 ---------------- ------------
                                                        507            508
                                                 ---------------- ------------
  Investment in affiliates......................        214            216
  Goodwill and other intangible assets..........        155            155
  Property, plant and equipment, net............      1,160          1,100

  Other assets
    Held-to-maturity investments................        287            277
    Unrealized gains from foreign currency and
     interest rate swaps........................         48             41
    Other.......................................         28             24
                                                 ---------------- ------------
                                                        363            342
                                                 ---------------- ------------
  Total assets..................................      2,399          2,321
  ----------------------------------------------------------------------------

                       Votorantim Celulose e Papel S.A.

                 condensed consolidated interim balance sheet
--------------------------------------------------------------------------------

                                                                        March 31, 2002 December 31,
Expressed in millions of United States dollars, except number of shares    (Unaudited)         2001
---------------------------------------------------------------------------------------------------
  Liabilities and shareholders' equity
  Current liabilities
   Trade payables......................................................        46            57
   Short-term debt.....................................................        74            69
   Current portion of long-term debt...................................       388           389
   Payroll, profit sharing and related charges.........................        10            12
   Income taxes........................................................         7             3
   Dividends declared and payable......................................        40            40
   Other...............................................................        13            14
                                                                        -------------- ------------
                                                                              578           584
                                                                        -------------- ------------
  Long-term liabilities
     Long-term debt....................................................       616           584
     Deferred income tax...............................................        39            34
     Accrued liabilities for legal proceedings.........................        12            12
                                                                        -------------- ------------
                                                                              667           630
                                                                        -------------- ------------
  Commitments and contingencies (Note 11)
  Shareholders' equity
   Preferred shares, no par value, 56,000,000,000 shares authorized,
     17,182,209,232 shares issued......................................       553           553
   Common shares, no par value, 28,000,000,000 shares authorized,
     21,140,490,321 shares issued......................................       767           767
   Additional paid in capital..........................................        24            23
   Treasury shares, at cost, 2002--163,900,000 shares; 2001--
     235,400,000.......................................................        (4)           (6)
   Accumulated other comprehensive deficit
     Appropriated retained earnings....................................        27            27
     Unappropriated retained earnings..................................       562           518
     Cumulative translation adjustment.................................      (775)         (775)
                                                                        -------------- ------------
                                                                            1,154         1,107
                                                                        -------------- ------------
     Total liabilities and shareholders' equity........................     2,399         2,321
---------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the condensed consolidated financial information.

                       Votorantim Celulose e Papel S.A.

              Condensed consolidated interim statement of income
Expressed in millions of United States dollars, except number of shares (continued)
--------------------------------------------------------------------------------

                                                                  Three-month
                                                                     period
                                                                      ended
                                                                   March 31
                                                                  -----------
                                                                  2002  2001
                                                                  ----- -----
                                                                  (Unaudited)
     Net operating revenue
      (Net of sales taxes: 2002--$ 26, 2001--$ 26)
        Domestic sales........................................... 107   112
        Export sales.............................................  46    68
                                                                  ----- -----
                                                                  153   180
                                                                  ----- -----
     Operating costs and expenses
      Cost of sales..............................................  85    91
      Selling and marketing......................................  14    15
      General and administrative.................................   7     7
      Other operating expense, net...............................   4     1
                                                                  ----- -----
                                                                  110   114
                                                                  ----- -----
     Operating income............................................  43    66
                                                                  ----- -----
     Non-operating income (expense)
      Financial income...........................................  22    19
      Financial expense.......................................... (13)  (11)
      Foreign exchange gain (loss), net..........................   5   (15)
                                                                  ----- -----
                                                                   14    (7)
                                                                  ----- -----
     Income before taxes on income and cumulative
       effect of accounting change and equity in affiliates......  57    59
                                                                  ----- -----
     Income tax expense.......................................... (12)  (14)
                                                                  ----- -----
     Income before cumulative effect of
       accounting change and equity in affiliates................  45    45
                                                                  ----- -----
     Cumulative effect of accounting change, net of tax (Note 2d)        10
     Equity in losses of affiliates..............................  (1)
                                                                  ----- -----
     Net income..................................................  44    55
     ------------------------------------------------------------------------


The accompanying notes are an integral part of the condensed consolidated financial information.

                       Votorantim Celulose e Papel S.A.

              Condensed consolidated interim statement of income
(Expressed in millions of United States dollars, except number of shares) (continued)
--------------------------------------------------------------------------------

                                                     Three-month period
                                                         ended March 31
                                                            (unaudited)
                                                  ---------------------
                                                        2002       2001
                                                  ---------- ----------
        Net income applicable to preferred shares         21         26
        Net income applicable to common shares...         23         29
                                                  ---------- ----------
        Net income...............................         44         55
                                                  ---------- ----------
        Basic earnings per 500 shares--
          in U.S. dollars
         Preferred...............................       0.61       0.76
         Common..................................       0.55       0.69
        Basic earnings per 1000 shares--
          in U.S. dollars
         Preferred...............................       1.21       1.52
         Common..................................       1.10       1.38
        Weighted average number of shares
          outstanding (thousand)
         Preferred............................... 17,006,687 16,946,809
         Common.................................. 21,140,490 21,140,490



The accompanying notes are an integral part of the condensed consolidated financial information.

                       Votorantim Celulose e Papel S.A.

            Condensed consolidated interim statement of cash flows
Expressed in millions of United States dollars, except number of shares
--------------------------------------------------------------------------------

                                                                 Three-month period
                                                                 ended March 31
                                                                 (unaudited)
                                                                 ------------------
                                                                  2002     2001
                                                                 --------  --------
    Cash flows from operating activities
     Net income.................................................   44       55
     Adjustments to reconcile net income to cash provided by
       Unrealized foreign exchange (gains) losses, net..........   (6)      15
       Equity loss of investees, net of dividends...............    1
       Deferred income tax......................................    5       (2)
       Amortization, depreciation and depletion.................   14       15
       Cumulative effect of accounting change...................           (10)
       Loss on disposal of property, plant and equipment........    4        2
       (Increase) decrease in assets and liabilities
         Trade accounts receivable..............................    9       10
         Inventories............................................   (2)      (9)
         Other assets...........................................   (5)       1
         Liabilities............................................   (8)      11
                                                                 --------  --------
    Net cash provided by operating activities...................   56       88
                                                                 --------  --------
    Cash flows from investing activities
     Purchases of held-to-maturity investments..................   (7)
     Acquisition of property, plant and equipment...............  (80)     (58)
                                                                 --------  --------
    Net cash used in investing activities.......................  (87)     (58)
                                                                 --------  --------
    Cash flows from financing activities
     Short-term debt............................................    1        4
     Long-term debt
       Issuances................................................  378        8
       Repayments............................................... (352)     (79)
     Sales of treasury shares...................................    3
                                                                 --------  --------
    Net cash provided by (used in) financing activities.........   30      (67)
                                                                 --------  --------
    Effect of exchange rate changes on cash and cash equivalents           (42)
    Net decrease in cash and cash equivalents...................   (1)     (79)
    Cash and cash equivalents at beginning of period............  172      489
                                                                 --------  --------
    Cash and cash equivalents at end of period..................  171      410
    -------------------------------------------------------------------------------

                       Votorantim Celulose e Papel S.A.

       Notes to the Condensed Consolidated Interim Financial Information

    Expressed in millions of United States dollars, unless otherwise stated

1.  Our Business

Votorantim Celulose e Papel S.A. ("VCP" or "we") is a limited liability company constituted in accordance with the laws of the Federative Republic of Brazil and headquartered in the state of Sao Paulo.

We produce eucalyptus pulp which we use in our own integrated paper manufacturing facilities or, to a lesser extent, sell in the domestic and foreign markets. We also have forestry operations which produce the pulp wood required for our production. Our business has experienced, and is likely to continue to experience, cycles relating to available industry capacity and general industry economic conditions. Our sales (volumes and prices) are affected by such conditions which are beyond our control. We are a member of the Votorantim Group, which has other interests in Brazil and abroad, principally in cement, metallurgy, agribusiness, chemicals and financial services.

2.  Condensed Accounting Policies

(a)  Basis of presentation and translation

Our accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending December 31, 2002.

Our balance sheet at December 31, 2001 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

For further information, refer to our consolidated financial statements the year ended December 31, 2001.

In preparing consolidated financial statements, our management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses for the reporting period. Such estimates include the selection of useful lives of property, plant and equipment, provisions for contingent liabilities, income tax valuation allowances and other similar evaluations. Actual results for future periods could differ from those estimates.

Our consolidated financial statements include the accounts of VCP and our directly and indirectly controlled subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in the consolidation. The 12.35% owned equity investee,

Aracruz Celulose S.A. ("Aracruz"), which we acquired during 2001 (Note 3) and our 50 percent owned equity investee, Voto--Votorantim Overseas Trading Operations N.V. ("Voto") are accounted for on the equity method.

The U.S. dollar amounts for the periods presented have been remeasured (translated) from the Brazilian currency amounts (real--R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards (SFAS) No. 52. We have translated all assets and liabilities into U.S. dollars at the current exchange rate (March 31, 2002--R$ 2.3236: US$ 1.00; December 31, 2001--R$ 2.3204: US$ 1.00), and all accounts in the statement of operations and cash flows at the average rates of exchange in effect during the period (March 31, 2002--R$ 2.3836: US$ 1.00; March 31, 2001--R$ 2.0178: US$ 1.00). The
translation adjustments are made directly to the cumulative translation adjustment ("CTA") account in shareholders' equity.

(b)  Revenues and expenses

We recognize revenue and associated costs of sales at the time our products are shipped. Our customers that purchase on credit agree to payment terms that effectively include finance charges. The finance charge on each sale is the difference between the amount the customer agrees to pay at the due date and the cash sale price. The finance charges are recognized over the payment period and are included in financial income.

Shipping and handling costs are charged to selling and marketing expenses and totaled approximately $7, and $8 in three months ended March 31, 2002 and 2001, respectively.

(c)  Recoverability of our long-lived assets

We review our property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of groups of assets to which we are able to attribute identifiable future cash flows. Asset groups are forestry projects or production facilities for paper and pulp. We adjust the net book value of the underlying assets if the sum of the expected future cash flows is less than book value. These reviews to date have not indicated the need to recognize any impairment losses and have been performed following the criteria in SFAS No 142 "Goodwill and Other Intangible Assets" and SFAS No 144 "Accounting for the Impairment of Long-Lived Assets".

(d)  Derivative financial instruments

As of January 1, 2001, we adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities" and its amendments.

As a result of adoption of SFAS No.133, we recognize our foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income. Prior to adoption of SFAS No.133, we recognized our foreign currency and interest rate swap contracts on the balance sheet at contract value and adjustments to contract value were recorded through income. We accounted for the accounting change as a cumulative effect of an accounting principle. The adoption of SFAS No. 133, resulted in a cumulative effect of accounting change of US$ 10, net of applicable tax expense of US$ 4, which resulted in a gain in the consolidated statement of income for the three months ended March 31, 2001.

(e)  New US GAAP accounting pronouncement

The Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which will be effective for fiscal years beginning June 15, 2002 addressing financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We do not expect to incur in adjustments with this respect.

3.  Inventories

                                            March 31, December 31,
                                                 2002         2001
                                          ----------- ------------
                                          (Unaudited)
             Finished products...........     22           21
             Work in process.............      6            5
             Raw materials and supplies..     31           30
             Imports in transit and other      5            4
                                          ----------- ------------
                                              64           60
                                          ----------- ------------

4.  Financial Instruments and Derivatives

The fair values of our foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts. At March 31, 2002 and December 31, 2001 the notional amounts of our outstanding foreign currency and interest rate swap contracts were US$ 253 and US$ 253, respectively, and their fair values were US$ 37 and US$ 32, respectively.

The carrying amounts and fair values of our financial instruments were as follows:

                                                            March 31, 2002 December 31, 2001
                                                         ----------------- -----------------
                                                            Carrying  Fair Carrying    Fair
                                                              amount value   amount   value
                                                         ----------- ----- ---------- ------
                                                         (Unaudited)
Cash and cash equivalents...............................      171      171   172       172
Held-to-maturity investments............................      374      374   364       368
Unrealized gains from foreign currency and interest rate
  swaps.................................................       48       48    41        41
Short-term debt.........................................       74       74    69        69
Long-term debt..........................................    1,004    1,004   972       972

5.  Segment Information

                                              Three-month period ended
                                                           March 31
                                                        (Unaudited)
                                              ---------------------
                                                    2002          2001
                                              ----------    ----------
                                              Pulp    Paper Pulp Paper
                                              ----    ----- ---- -----
             Revenues from external customers  33      120   47   132
             Intersegment revenues...........  44            56
             Segment profit..................  22       21   51    15

At March 31, 2002 pulp and paper segment assets had increased by $ 39 and $ 21, respectively, from amounts reported at December 31, 2001. During the first quarter the acquisitions of property, plant and equipment were $ 76 pulp and $ 4 paper.

A reconciliation of combined operating profit for our Pulp and Paper segments to USGAAP consolidated income before income tax and cumulative effect of accounting change is as follows:

                                                                     Three-month period
                                                                     ended March 31
                                                                     ------------------
                                                                     2002      2001
                                                                     --------- --------
                                                                     (Unaudited)
 Total operating profit for reportable segments.....................  43        66
 Financial income...................................................  22        19
 Financial expenses................................................. (13)      (11)
 Foreign exchange losses, net.......................................   5       (15)
                                                                     --------- --------
 Income before income tax and cumulative effect of accounting change  57        59
                                                                     --------- --------

6.  Comprehensive Income (Loss)

Total comprehensive income (loss) is comprised of:

                                                 Three-month period
                                                 ended March 31
                                                 ------------------
                                                 2002      2001
                                                 -------- --------
                                                 (Unaudited)
                     Net income.................  44        55
                     Translation adjustments....  --      (112)
                                                 -------- --------
                     Comprehensive income (loss)  44       (57)
                                                 -------- --------

Translation adjustments resulted from the devaluation of the real in relation to the U.S. dollar.

7.  Income Taxes

Due to our enrollment in the Program of Tax Recovery (REFIS) we may elect annually for each year from 2001 to 2005 to calculate and pay our income taxes either based on the provisions of REFIS (an estimated tax basis which is based on net sales for the year adjusted by financial income and other income) or actual pretax income. For 2002 and 2001 we elected to calculate and pay our income taxes based on the provisions of REFIS.

                                                        March 31, December 31,
                                                      ----------- ------------
                                                             2002         2001
                                                      ----------- ------------
                                                      (Unaudited)
 Deferred tax assets
    Preoperating costs capitalized for tax and other.       2           2
    Other............................................       1           1
                                                      ----------- ------------
    Total deferred tax assets........................       3           3
 Deferred tax liabilities
    Foreign currency and interest swap contracts.....      (6)         (3)
    Property, plant and equipment....................     (33)        (31)
                                                      ----------- ------------
                                                          (39)        (34)
                                                      ----------- ------------
 Net deferred tax liabilities........................     (36)        (31)
                                                      ----------- ------------

8.  Property, Plant and Equipment

                                                 March 31, December 31,
                                                      2002         2001
                                               ----------- ------------
                                               (Unaudited)
        Land..................................       46          44
        Buildings.............................       95          97
        Machinery, equipment and installations      765         766
        Forests...............................      219         210
        Other.................................       83          62
        Construction in process...............      273         229
                                               ----------- ------------
                                                  1,481       1,408
        Accumulated depreciation and depletion     (321)       (308)
                                               ----------- ------------
                                                  1,160       1,100
                                               ----------- ------------

9.  Short-term Debt

Short-term debt represents commitments under recourse provisions to honor export receivables transferred to banks accounted for as secured borrowings. Historically, we have not been called upon to honor any material unpaid amounts.

10.  Long-term Debt

                                            Interest rate at   March 31, December 31,
                                              March 31, 2002        2002         2001
                                            ---------------- ----------- ------------
                                                             (Unaudited)
In U.S. dollars
   Syndicated bank Loan....................           3.9%        377         353
   Export credits (Pre-Payment)............   LIBOR + 1.4%        151         151
   Export credits (ACC)....................   LIBOR + 4.2%        139         145
   Import credits..........................   LIBOR + 0.8%         23          18
   International Finance Corporation--IFC..   LIBOR + 2.1%          1           1
Related Party
   Voto loan...............................           8.5%        204         200
   Votorantrade N.V. loan..................           4.9%                     11
In reais
Banco Nacional de Desenvolvimento Economico
   e Social--BNDES.........................   TJLP + 3.0 %        109          94
                                                             ----------- ------------
                                                                1,004         973
Less: current portion......................                      (388)       (389)
                                                             ----------- ------------
Long-term portion..........................                       616         584
                                                             ----------- ------------

--------
Note:  LIBOR  = London Interbank Offered Rate. At March 31, 2002, the Libor
              rate was 2.03% per annum.
      TJLP   = "Taxa de Juros de Longo Prazo", a long-term interest rate reset quarterly by the Brazilian Central Bank. At March 31, 2002, the TJLP rate was 10% per annum.

11.  Commitments and Contingencies

We are party to certain legal proceedings in Brazil arising in the normal course of business, and have made provisions when we believe that we can reasonably estimate probable losses. In connection with some of these proceedings we have made deposits (included in other noncurrent assets--other in our balance sheet) which will only be released to us upon a judgment in our favor. The position of such provisions for tax and other litigation and deposits is as follows:

                                    March 31, 2002   December 31, 2001
                            ---------------------- -------------------
                               Deposits Provisions Deposits Provisions
         Type of proceeding ----------- ---------- -------- ----------
                            (Unaudited)
           Tax-related.....      2           4        2          4
           Civil-related...                  4                   4
           Labor-related...      2           4        2          4
                            ----------- ---------- -------- ----------
                                 4          12        4         12
                            ----------- ---------- -------- ----------

                                *      *      *